UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2010
Commission File Number: 001-31586
MINEFINDERS CORPORATION LTD.
(Translation of registrant’s name into English)
Suite 2288 – 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE
This report on Form 6-K, and the exhibit attached hereto, are hereby specifically incorporated by reference into the Registration Statement on Form F-10 (File No. 333-170839) of Minefinders Corporation Ltd., which was originally filed with the United States Securities and Exchange Commission on November 24, 2010, as amended on December 9, 2010, pursuant to the United States Securities Act of 1933, as amended.
The underwriting agreement, dated December 14, 2010, attached hereto as Exhibit 99.1, contains representations and warranties by each of the parties to such agreement. These representations and warranties were made solely for the benefit of the other parties to the underwriting agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of such agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the underwriting agreement or such other date or dates as may be specified in the agreement.
The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 6-K (including Exhibit 99.1 attached hereto) not misleading. Additional information about the Registrant may be found elsewhere in the Registrant’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Underwriting Agreement, dated December 14, 2010
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
By:	/s/ Mark H. Bailey
	Name:	Mark H. Bailey
	Title:	President and Chief Executive Officer

	Dated:	December 14, 2010